EXHIBIT 99.1

More Than 1,100 Volvo Buses Start Operating in Santiago

GOTEBORG, Sweden, Oct. 24, 2005 (PRIMEZONE) -- On Saturday morning, 22 October, more than 1,100 Volvo buses took to the streets of Santiago, Chile's capital. It was the first day of the Transantiago operation, the largest public urban transport system in Latin America.

It was the first time that such a large number of buses started operating at the same place, in a single day, in one of the largest efforts ever made in the world to improve a public transportation system.

Deliveries of the modern Volvo B9SALF and B7RLE chassis will continue up to the first months of 2006, when all 1,779 buses (1,159 B9SALFs and 620 B7RLEs) will be fully delivered. This is the largest sale ever carried out by Volvo Buses.

Even with the unexpected problems that can occur in any production program and with a logistics operation this large, Volvo do Brasil managed to overcome all setbacks and deliveries were made before the required date.

"The Paso Libertadores region (in the Andes, between Argentina and Chile, where the buses passed through on their journey from Brazil) had one of its worst snow storms of the last 20-odd years, making it impossible to cross for 40 days. Everything has been overcome with effective planning and performance," says Per Gabell, president of Volvo Bus Latin America.

Improve Traffic in Santiago

The Chilean Bus Rapid Transit (BRT) project will substantially reduce the number of vehicles in the city centre, radically improve traffic in Santiago and reduce the volume of harmful emissions in the entire capital, due to the introduction of cleaner and more technologically-advanced engines. Volvo Buses is taking part in this important BRT project, which is the equivalent of other systems like Bogota (Colombia), Mexico City (Mexico) and Curitiba (Brazil).

"Volvo's purpose is not only producing advanced, economic buses with a large transport capacity, but also continually investing in new technological solutions," states Gabell. "Being part of the Chilean challenge in improving Santiago's public transport is very important for us," he adds.

The aim of the Chilean project's designers is to reduce the current fleet of 8,000 buses in the Chilean capital to just 5,700. Known as "Transantiago", the Chilean BRT is in its implementation phase, and the purpose is to radically change the transportation system in Santiago. The B9SALF articulated buses will circulate in three of the five corridors of the Transantiago that intersect the city's main streets. Articulated buses are ideal for express urban applications where high demand and low cost are pre-requisites.

The buses are 18.5 meters long, powered by 9-liter centre engines with electronic fuel injection systems, Euro 3, automatic transmission and a160-passenger capacity. Conventional buses, the B7RLEs -- with 7-liter engines, Euro 3, 12 meters long and a 90-passenger capacity -- will also circulate in the corridors.

According to Miguel Arrata, in charge of BRT at Volvo Bus Latin America, these systems are based on many features. The investment cost is just 5-10% of a rail system, the vehicles with high passenger capacity (articulated and bi-articulated), provide safer bus stops, and level boarding (platforms) or floor boarding (low floor or step buses). Also included are dedicated bus lanes, meaning a higher average speed, anticipated and automated ticket sales, meaning more flexibility, prioritized traffic signals for buses and real-time information delivery for passengers, in order to monitor vehicle frequency.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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Volvo do Brasil
Newton Chagas, Press Officer
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Volvo Buses
Per-Martin Johansson, Press Officer
+46 31 322 52 00